UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2025

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

The Company may include forward-looking statements (including as defined in the U.S. Private Securities Litigation Reform Act of 1995) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel; delays, suspensions or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and the Middle East; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; tariffs and other trade barriers; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Group’s most recent Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	First Quarter 2025 Trading Update dated 25 April 2025, prepared by WPP plc.

 25 April 2025

First Quarter 2025 Trading Update
Continued strategic progress despite challenging macro; FY guidance reiterated

First Quarter	£ million	+/(-) % reported1	+/(-) % LFL2
Revenue	3,243	(5.0)	(0.7)
Revenue less pass-through costs	2,482	(7.6)	(2.7)

Q1 revenue of £3,243m was down 5.0% YoY on a reported basis and down 0.7% like-for-like (LFL), while revenue less pass-through costs of £2,482m was down 2.7% LFL. Performance in the quarter is consistent with expectations and guidance given at the preliminary results in February. While we note elevated macro uncertainty in the near-term, we continue to expect 2025 LFL revenue less pass-through costs of flat to -2% and around flat headline operating profit margin (excluding the impact of FX).

Mark Read, Chief Executive Officer of WPP, said:

"We continue to make solid progress on our strategic priorities. With the internal focus of integration behind them, VML and Burson are seeing renewed momentum in new business with Generali, Heineken and Levi Strauss & Co important wins during the quarter. The acquisition of InfoSum and its integration into GroupM's data offer accelerates our AI-driven data approach, leapfrogging traditional identity-based solutions. We are also on track with the continued adoption of WPP Open across the organisation with 48,000 of our people (c.60% of client-facing staff) using it in March vs. 33,000 in December.

"Our financial performance in Q1 was in line with our expectations, reflecting macroeconomic challenges and the timing of new business, and we expect these factors to continue in Q2 with performance anticipated to improve in the second half.

"While WPP is not itself directly affected by tariffs, they will impact a number of our clients as well as the broader economy. At this point we have not seen any significant change in client spending and we reiterate our full-year guidance which already reflected a challenging environment. As ever, we remain agile and vigilant and will continue to be disciplined on how we are managing our cost base."

Conference Call at 9.30am UK/4.30am EDT:

Dial-in Details: UK +44 (0) 20 3936 2999; US +1 646 233 4753; Passcode: 075053
Webcast: Live listen-only webcast and replay will be available here

For further information:
Media		Investors and analysts
Chris Wade, WPP	+44 20 7282 4600	Thomas Singlehurst, CFA	+44 7876 431922
Richard Oldworth,	+44 7710 130 634	Anthony Hamilton	+44 7464 532903
Burson Buchanan	+44 20 7466 5000	Melissa Fung	+44 7353 107064

press@wpp.com		irteam@wpp.com	wpp.com/investors

1. Percentage change in reported sterling.

2. Like-for-like. LFL comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals for the commensurate period in the prior year.

Q1 2025 performance

●   Q1 revenue - Q1 2025 revenue of £3,243m was down 5.0%, a LFL decline of 0.7%. Revenue less pass-through costs of £2,482m was down 7.6% reported and 2.7% LFL.

●   Business segment and regions - Global Integrated Agencies Q1 LFL revenue less pass-through costs was down 2.8%, with GroupM, our media business, down 0.9% while other Global Integrated Agencies declined 4.4%. Public Relations saw Q1 LFL revenue less pass-through costs down 6.6% while Specialist Agencies grew 1.2%. By geography, North America was broadly flat at -0.1%, while the UK was -5.5%, Western Continental Europe -4.5% and Rest of World -3.8%, including growth of 5.5% in India offset by a decline of -17.4% in China.

●   Clients - WPP's top 25 clients saw growth of 2.5% in the quarter underpinned by a robust performance in CPG, further improvement in Tech & Digital Services and stabilisation in Healthcare, while Retail, Telecom and Travel & Leisure saw declines.

Delivering on strategic priorities for 2025

●     Staying at the forefront of AI via WPP Open - AI, data and technology is increasingly central to the way we serve our clients and was critical to new business wins in Q1 2025 including Heineken's global commerce business. Annual investment is ramping up to £300m (from £250m in 2024) and usage of WPP Open continues to grow at pace with c.60% of our client-facing staff using the platform in March.

●    Improving the competitiveness of GroupM - GroupM's performance in the quarter reflects the impact of historical client losses. Under the leadership of Brian Lesser the business is building on and accelerating the simplification plan laid out in January 2024. Operationally it is driving adoption of Open Media Studio and, via the recent acquisition of InfoSum, is well advanced on its plan to create the next generation of AI-enhanced data and marketing solutions for clients, delivered through the industry's most powerful and secure infrastructure. As we accelerate the simplification of GroupM we would expect the phasing of this to weigh on the Group's margin in the first half but be neutral across the full year.

●   New client assignments - Wins included: Electronic Arts and Godrej Consumer Products in media; Generali, Heineken, Ionna and National Vision within creative/commerce/design; Levis Strauss & Co in PR; and L'Oréal's Influencer portfolio.

●   More efficient operations - Annualisation of the structural cost savings and a continued focus on operational efficiency and disciplined cost management are enabling continued investment in WPP Open, AI and data. This includes the integration of new AI tools into Open, a key factor driving day-to-day productivity improvements for our people.

Financial outlook for 2025

●  Reiterating 2025 guidance - LFL revenue less pass-through costs of flat to -2% with performance improving in the second half. We still expect headline operating profit margin for the full year to be around flat (excluding FX).

First quarter 2025 overview

Revenue in the first quarter was £3.2bn, down 5.0% from £3.4bn in Q1 2024, and down 0.7% LFL. Revenue less pass-through costs was £2.5bn, down 7.6% from £2.7bn in Q1 2024, and down 2.7% LFL.

£ million	Q1 2025	% reported	% M&A	% FX	+/(-) % LFL
Revenue	3,243	(5.0)	(3.1)	(1.2)	(0.7)
Revenue less pass-through costs	2,482	(7.6)	(3.7)	(1.2)	(2.7)

Segmental review

Business segments - revenue less pass-through costs

£ million	Q1 2025	Q1 2024	+/(-) % reported	+/(-) % LFL
Global Integrated Agencies	2,119	2,202	(3.8)	(2.8)
Public Relations	167	276	(39.5)	(6.6)
Specialist Agencies	196	209	(6.2)	1.2
Total Group	2,482	2,687	(7.6)	(2.7)

Global Integrated Agencies: GroupM, our media planning and buying business, saw a LFL decline in revenue less pass-through costs of 0.9% in Q1 (Q1 2024: +2.4%), with growth in the US offset by the impact of client assignment losses from prior years in the UK and Europe and continued weakness in China.

Other Global Integrated Agencies declined 4.4% LFL (Q1 2024: -3.3%), impacted by continued pressure on project-based work, which weighed particularly on AKQA in the quarter, as well as tough comparisons at Ogilvy. Against this, Hogarth saw a return to high single-digit growth supported by the continued rebound in spend by technology clients.

Public Relations: Revenue less pass-through costs were down 39.5% driven by the disposal of FGS Global which completed in Q4 2024. On a LFL basis, Burson saw a broadly similar trend to Q4 with revenue less pass-through costs down in the mid to high single digits as the business continued to face a challenging environment for client discretionary spending, in particular in Europe. We are encouraged by improved new business momentum in Q1, in particular in the US.

Specialist Agencies: CMI Media Group, our specialist healthcare media planning and buying agency, continued to grow strongly, building on double-digit growth in 2024. Meanwhile, Landor, Design Bridge and Partners, and a number of our smaller specialist agencies, while still affected by delays in project-based spending, saw a more moderated rate of decline. Overall Specialist Agencies saw growth of 1.2% (Q1 2024: -7.6%).

Regional segments - revenue less pass-through costs

£ million	Q1 2025	Q1 2024	+/(-) % reported	+/(-) % LFL
N. America	992	1,055	(6.0)	(0.1)
United Kingdom	368	383	(3.9)	(5.5)
W Cont. Europe	487	556	(12.4)	(4.5)
AP, LA, AME, CEE	635	693	(8.4)	(3.8)
Total Group	2,482	2,687	(7.6)	(2.7)

North America saw a slight sequential improvement, declining 0.1% in Q1 2025 relative to Q4 2024 (-1.4%). Q1 continued to see pressure on project-based work, in particular at AKQA, while the region benefited from better spend in Tech & Digital Services across media and production and a more robust performance in Healthcare.

The United Kingdom declined 5.5% against the toughest comparison of the year (Q1 2024: +0.3%) with pressure on project-based spend, particularly in Healthcare and Automotive, offsetting more robust trends in CPG. Western Continental Europe saw a broad-based decline against the toughest comparison from 2024 (Q1 2024: +3.3%). Spain remains a relative outperformer, down slightly against a strong double-digit comparison.

Rest of World declined 3.8%, driven primarily by Asia Pacific which declined 5.7%. Growth in India of 5.5%, reflecting continued strong new business momentum in particular at GroupM, was offset by a 17.4% decline in China, which was impacted by client assignment losses and persistent macroeconomic pressures. There were declines in Latin America (-1.6%) and Middle East & Africa (-1.9%). Central & Eastern Europe continued to grow (+2.0%).

Top five markets - revenue less pass-through costs

% LFL +/(-)	USA	UK	Germany	China	India
Q1 2025	0.0	(5.5)	(5.0)	(17.4)	5.5

Client sector - revenue less pass-through costs

Q1 2025	% share, revenue less pass-through costs3	+/(-) % LFL
CPG	28.0	0.3
Tech & Digital Services	17.7	4.5
Healthcare & Pharma	11.6	0.1
Automotive	11.1	5.0
Retail	8.7	(2.9)
Telecom, Media & Entertainment	6.5	(4.8)
Financial Services	6.2	2.6
Other	4.0	(13.9)
Travel & Leisure	3.5	(5.3)
Government, Public Sector & Non-profit	2.7	13.0

3. Proportion of WPP revenue less pass-through costs in Q1 2025; table made up of clients representing 82% of WPP total revenue less pass-through costs.

Balance sheet highlights

Average adjusted net debt (for the last 12 month rolling period) at 31 March 2025 was £3.4bn, compared to £3.7bn at 31 March 2024, and £3.5bn at 31 December 2024.

Adjusted net debt at 31 March 2025 was £3.7bn, against £4.0bn as at 31 March 2024.

In March, WPP repaid a €500m bond on maturity that had previously been refinanced in 2024 through the issuance of two new bonds.

Outlook

We are reaffirming our guidance for 2025 as follows:

Like-for-like revenue less pass-through costs growth of flat to -2% with performance expected to improve in the second half

Headline operating margin expected to be around flat year-on-year (excluding the impact of FX)

Other 2025 financial indications:

●     Mergers and acquisitions will reduce revenue less pass-through costs by around 3.0 points primarily due to the disposal of FGS Global, partially offset by anticipated M&A
●     FX impact: current rates (at 22 April 2025) imply a c.2.0% drag on FY 2025 revenue less pass-through costs, with c.20bps reduction expected on FY 2025 headline operating margin
●     Headline earnings from associates around £40m
●     Non-controlling interests around £65m
●     Headline net finance costs of around £280m
●     Effective tax rate (measured as headline tax as a % of headline profit before tax) of around 29%. Cash taxes will include tax in relation to the FGS Global disposal
●     Capex of around  £250m
●     Cash restructuring costs of around £110m
●     Adjusted operating cash flow before working capital of around £1.4bn

Medium-term targets

In January 2024, we presented our updated medium-term financial framework including the following three targets:

●     3%+ LFL growth in revenue less pass-through costs
●     16-17% headline operating profit margin
●     Adjusted operating cash flow conversion of 85%+4

4. Adjusted operating cash flow divided by headline operating profit.

Q1 2025 highlights

At our January 2024 Capital Markets Day we set out four strategic pillars. Below we highlight key developments from Q1 against these areas of strategic focus.

1. Lead through AI, data and technology

●    Driving investment and adoption of WPP Open - At the preliminary results in February 2025 we outlined our ambition to drive further investment in WPP Open, taking the annual spend on our AI-powered marketing operating system to £300m in 2025 from £250m in 2024. Key enhancements in the quarter include the integration of Google's Veo2 to       enhance video generation capabilities (see link).

         Just as important as ramping investment is driving usage and we have seen further progress in adoption with 48,000 of our people (equivalent to c.60% of client-facing staff) using the platform actively on a monthly basis, up from 33,000/c.40% in December.

         WPP Open continues to see increased client adoption with Google, IBM, L'Oréal, LVMH, Nestlé and The Coca-Cola Company seeing benefits both in how we work and the effectiveness of their investments. WPP Open has also been a critical factor in recent account wins including Heineken during the course of the quarter (see link).

●   Supporting GroupM's ID to AI approach via the acquisition of InfoSum - Although it was announced just after the quarter end (see link), the acquisition of InfoSum marks a major strategic step forward for GroupM's AI-driven data offer. At our preliminary results, GroupM's new CEO Brian Lesser outlined his vision for data intelligence at GroupM, helping WPP clients to maximise the value of their first-party data with privacy-enhancing connections to third-party data providers and media partners. The acquisition of InfoSum embeds an AI-enabled, secure and privacy-enhancing data collaboration platform within WPP Open, enabling data-driven marketing and AI model training for WPP and its clients, and is a critical milestone in our journey to leapfrog traditional identity-led solutions.

●   Complementing direct investment in AI with strategic partnerships - In early March 2025, WPP announced a strategic partnership with, and investment in, Stability AI, a pioneer in generative AI and the developer of Stable Diffusion, an industry-leader in image generation (see link). The partnership will further enhance WPP's ability to deliver cutting-edge, AI-driven content solutions to its clients across various entertainment channels such as streaming platforms, interactive experiences and immersive storytelling, and it reinforces WPP's commitment to remaining at the forefront of technological advancements in the creative industries.

2. Accelerate growth through the power of creative transformation

●   WARC 100 Lists confirm creative, media and effectiveness credentials - In early March 2025 (see link) WPP was recognised as the most creative company on WARC's 2025 Creative 100 List, the third year in a row the company has received this honour. Ogilvy and VML ranked first and second for most creative agency networks. The following week (see link) WARC recognised WPP as the top company in its Media 100 list for the eighth consecutive year, with Mindshare and EssenceMediacom ranking first and second respectively. The 'triple crown' was achieved at the end of March 2025 (see link) with the announcement that WPP had also been named the number one company in the WARC Effective 100, with Ogilvy appearing as the top agency network for the third year.

●   Strong showing by WPP-supported brands at Super Bowl LIX - At this year's Super Bowl, WPP integrated creative agencies were responsible for some of the most successful advertising spots shown during coverage of the game, including Unilever's When Sally Met Hellmann's spot. GroupM secured the media for 20 spots (up from 19 in 2024). Other highlights included work for Angel Soft, Verizon and Dove (see link for more detail and videos).

3. Build world-class, market-leading brands

●   Driving a simpler, more integrated offering at GroupM - During Q1 2025, Emily del Greco took the role of Global Chief Operating Officer at GroupM, while Toby Jenner, formerly CEO of Wavemaker, was appointed Global Chief Business Officer and Adam Gerhart, formerly CEO of Mindshare, became Chief Client Officer. These appointments, alongside an acceleration of the simplification programme, are a key part of building a more client-centric operating model, making GroupM a more unified company with one voice to clients and partners while also maximising operational efficiency.

●   Creation of VML Enterprise Solutions highlights technology & transformation capabilities - In early April 2025 (see link) VML's technology transformation, commerce, customer experience and consulting capabilities were brought together under the leadership of Jeff Gehab as CEO of VML Enterprise Solutions. VML Enterprise Solutions comprises 10,000+ experts across 40+ global offices within the VML global network. Key clients include Ford, The Coca-Cola Company, Google, IKEA, Sainsbury's, Sherwin-Williams, T-Mobile and United Rentals.

4. Execute efficiently to drive financial returns through margin and cash

●   Enterprise-wide AI integration for efficiency - WPP is implementing AI tools and capabilities to enhance employee productivity, streamline business operations, and accelerate overall business transformation. As part of this, in Q1 2025 Copilot and Copilot Studio were progressively rolled out across WPP and new Microsoft AI tools integrated within the WPP Open user experience.

●   Scaling Global Delivery Centres - In late Q4 2024, we announced the strategic scaling of WPP's Global Delivery Centres (GDCs) in India (see link). The breadth of offering within WPP's GDCs - spanning media, content, commerce, technology consulting, data and CRM - is unique and offers both WPP, and our clients, a significant opportunity to harness scale, standardise processes and leverage AI across workflows. In Q1 2025 a new centre of excellence for VFX workstreams was created.

Corporate governance, purpose and ESG

●  Annual and Sustainability Reports - Our 2024 Annual Report was published at the end of March 2025. The report provides a comprehensive overview of WPP's financial results, strategic progress and future growth initiatives while including important updates on corporate governance and ESG. Additional context on ways WPP is working to deliver against its purpose can be seen in our 2024 Sustainability Report.

Cautionary statement regarding forward-looking statements

This document contains statements that are, or may be deemed to be, "forward-looking statements". Forward-looking statements give the Company's current expectations or forecasts of future events. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as 'aim', 'anticipate', 'believe', 'estimate', 'expect', 'forecast', 'guidance', 'intend', 'may', 'will', 'should', 'potential', 'possible', 'predict', 'project', 'plan', 'target', and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel; delays, suspensions or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company's ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and the Middle East; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients' products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In addition, you should consider the risks described in Item 3D, captioned 'Risk Factors' in the Group's most recent Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors at the time.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 25 April 2025	By: ______________________
Balbir Kelly-Bisla
Company Secretary